Exhibit 12(a)(7)
The European Equity Fund, Inc.
345 Park Avenue
New York, NY 10154
THE EUROPEAN EQUITY FUND, INC. ANNOUNCES
COMMENCEMENT OF TENDER OFFER
FOR IMMEDIATE RELEASE
New York, New York, November 14, 2005 — The European Equity Fund, Inc. (formerly The Germany Fund, Inc.) (NYSE:EEA) is conducting a tender offer for up to 2,957,998 of its issued and outstanding shares of common stock in exchange for cash at a price equal to 95% of the net asset value as of the close of regular trading on the business day after the day on which the offer expires.
The tender offer was commenced on November 10, 2005 and will remain open through December 12, 2005, unless extended.
The tender offer is being conducted as a result of the stockholder-approved change allowing the Fund to invest at least 80% of its assets in companies of countries which use the Euro currency. In seeking stockholder approval for the change, the Fund stated that if approval were obtained, the Fund would conduct a tender offer for up to 20% of its outstanding shares at a price equal to 95% of net asset value per share. The Board of Directors and management of the Fund welcome the investment opportunities that are available to the Fund as a result of the substantially enlarged investment focus. The Board also recognizes that some stockholders of the Fund may not wish to remain invested in a fund that does not invest primarily in German companies. As such, the tender offer is being conducted in order to provide these and all stockholders with an enhanced source of liquidity.
     The European Equity Fund, Inc. (formerly The Germany Fund, Inc.) seeks long-term capital appreciation through investment primarily (normally at least 80% of its assets) in equity and equity-linked securities of companies domiciled in countries utilizing the Euro currency. Effective October 31, 2005, its shares trade on the NYSE under ticker symbol “EEA”.
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The Fund is not diversified and may focus its investments in certain geographic regions, thereby increasing its vulnerability to developments in that region. Investing in foreign securities presents certain unique risks not associated with domestic investments, such as currency fluctuation, political and economic change, and market risks. This may result in greater share price volatility.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering, and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.
Neither the Fund nor its Board of Directors nor Deutsche Investment Management Americas Inc., the Fund’s investment manager (“DIMA”), makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares. No person has been authorized to make any recommendation on behalf of the Fund, its Board of Directors or DIMA as to whether stockholders should tender or refrain from tendering shares pursuant to the Offer or to make any representation or to give any information in connection with the Offer other than as contained herein or in the Letter of Transmittal. If made or given, any such recommendation, representation or information must not be relied upon as having been authorized by the Fund, its Board of Directors or DIMA. Stockholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisers and make their own decisions whether to tender or refrain from tendering their shares.
There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund’s shares trade. The tender offer will be made only by the Offer to Repurchase and the related Letter of Transmittal. Stockholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase shares will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction’s laws.
This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. (41344 11/05)

NOT FDIC/ NCUA INSURED MAY LOSE VALUE	NO BANK GUARANTEE

NOT A DEPOSIT	NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
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For further information please contact:

Jonathan Diorio	Rohini Pragasam
Deutsche Asset Management	Deutsche Asset Management
Investor Relations	Media Relations
(212) 454.2208	(212) 250.4516

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